[redacted]

SECUR 15027597 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response . . .	12.00

SEC FILE NUMBER
8-16247

SEC Mail Processing Section RECEIVED AUG 3 1 2015 Wash., D.C. 189

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING *07/01/14* (MM/DD/YY) AND ENDING *06/30/15* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Insight Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Central Avenue, Suite 265

(No. and Street)

Highland Park	***Illinois***	***60035***
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARLOS LEGASPY **(224)-632-4700**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

(Name – *of individual, state last, first, middle name*)

175 West Jackson Boulevard	**Chicago**	**IL**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aB 8/31

9/1

OATH OR AFFIRMATION

I, **CARLOS LEGASPY**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **INSIGHT SECURITIES, INC**, as of **JUNE 30, 2015**, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
MOLLY C KETTLER
Notary Public - State of Illinois
My Commission Expires Jun 4, 2019

Molly C. Kettler

Notary Public

Signature

CEO

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Stockholder's Equity.
- ☒ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) Independent Certified Public Accountants' Supplementary Report on Internal Control.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Report Pursuant to U.S. Securities and Exchange Commission Rule 17a-5 and Report of Independent Registered Public Accounting Firm

Insight Securities, Inc.

June 30, 2015

Contents

Grant Thornton

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Insight Securities, Inc.

We have audited the accompanying statement of financial condition of Insight Securities, Inc. (a Delaware corporation) (the Company) as of June 30, 2015, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insight Securities, Inc. as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained on page 14 and 15 has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented on pages 14 and 15. In forming our

opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
August 28, 2015

Insight Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
June 30, 2015

ASSETS

Cash and cash equivalents	$ 884,283
Due from clearing broker	405,045
Other assets	93,575
TOTAL ASSETS	$1,382,903

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 916,646
Stockholder's equity	
Class A stock, 100,000 shares authorized, 33,000 at par of $1 issued, 21,000 outstanding	33,000
Class B stock, 200,000 shares authorized, 102,597 at par of $1 issued, 28,466 outstanding	102,597
Paid-in capital	465,500
Retained earnings	163,520
Treasury stock, at cost	
Class A stock, 12,000 shares	(36,000)
Class B stock, 74,131 shares	(262,360)
Total stockholder's equity	466,257
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,382,903

The accompanying notes are an integral part of this statement.

Insight Securities, Inc.
STATEMENT OF OPERATIONS
Year ended June 30, 2015

Revenue	
Commissions	
Agency and principal commissions	$6,101,880
Option commissions	1,071,777
Mutual funds	1,589,541
Insurance	892,854
Interest and dividends	122,851
Investment advisory fees	2,713,930
Total revenue	12,492,833
Operating expenses	
Broker and employee compensation	9,933,094
Brokerage clearing	772,818
Occupancy and other office expenses	322,255
Communications	251,550
Taxes, other than income taxes	156,576
Other	931,931
Total operating expenses	12,368,224
Income before income taxes	124,609
Provision for income taxes	2,447
NET INCOME	$ 122,162

The accompanying notes are an integral part of this statement.

Insight Securities, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended June 30, 2015

	Common stock					
	Class A voting	Class B non-voting	Paid-in capital	Retained earnings	Treasury stock	Total stockholder's equity
Balance at July 1, 2014	$33,000	$102,597	$465,500	$ 41,358	$(298,360)	$344,095
Capital contributions	-	-	-		-	-
Net income	-	-	-	122,162	-	122,162
Balance at June 30, 2015	$33,000	$102,597	$465,500	$163,520	$(298,360)	$466,257

The accompanying notes are an integral part of this statement.

Insight Securities, Inc.
STATEMENT OF CASH FLOWS
Year ended June 30, 2015

Cash flows from operating activities	
Net income	$ 122,162
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities	
Due from clearing broker	(241,447)
Other assets	3,584
Accounts payable and accrued expenses	139,930
Total adjustments to reconcile net income to net cash used in operating activities	(97,933)
Net cash provided by operating activities	24,229
Cash and cash equivalents at beginning of year	860,054
Cash and cash equivalents at end of year	$ 884,283
Supplemental cash flow information	
Cash paid for income taxes	$ 2,447

The accompanying notes are an integral part of this statement.

NOTE A - NATURE OF BUSINESS

Insight Securities, Inc. (the Company), a wholly owned subsidiary of Intelligenics, Inc. (the Parent Company), acts as an introducing broker/dealer in the purchase and sale of securities and options, and as a registered investment adviser to certain customers on a fee basis. The Company is a broker/dealer registered with the U.S. Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc.

The Company has agreements with clearing brokers to clear securities transactions, carry customer accounts on a fully disclosed basis and perform record-keeping functions. Accordingly, the Company operates under the exemptive provisions of U.S. Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company has 21 branches located in Alabama, California, Colorado, Florida, Illinois, Iowa, Massachusetts, Nevada, New York, Pennsylvania and Texas, and has customers, primarily individuals, in numerous states in which the Company is registered.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are maintained in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Revenue Recognition

All customer security transactions are cleared on a fully disclosed basis with clearing brokers. Commission revenues and related expenses arising from such transactions are recorded on a trade-date basis. Investment advisory fees are accrued and recognized monthly, based on quarterly period-end balances. Insurance commissions are recognized after review of the insurance policy to ensure that the policy's outlined terms were agreed upon with the agent and policy holder. Unrealized gains or losses are recognized as the differences between cost and fair value of securities positions.

Investments

Proprietary securities transactions are recorded on the trade date, as if they had settled. In the normal course of business, the Company, like other firms in the industry, purchases and sells securities as both principal and agent. If another party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on the statement of financial condition.

Securities are financial instruments and are recorded at fair value.

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of

contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash, money market funds and highly liquid debt instruments purchased with an original or remaining maturity of three months or less from the acquisition date. At times, the Company maintains cash balances at financial institutions in excess of federally insured limits. The Company monitors this credit risk and has not experienced any losses related to this risk.

NOTE C - NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2015, the net capital ratio was 2.46 to 1 and the net capital was $ 372,482, which was $ 272,482 in excess of its required net capital of $100,000. Net capital and the related net capital ratio may fluctuate on a day-to-day basis.

NOTE D - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following at June 30, 2015:

Accrued commissions	$696,290
Due to clearing broker	50,781
Due for seminar	12,250
Other	157,325
Total	$916,646

NOTE E - INCOME TAXES

The Company is included in the consolidated income tax returns filed by the Parent Company. For financial reporting purposes, the provisions for federal and state income taxes are calculated on a separate-company basis.

Income taxes are computed using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statement or tax returns. At June 30, 2015, the Company had no deferred tax assets or liabilities.

The differences between the income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense at June 30, 2015, were not significant.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. The Company applied this accounting policy to the 2012, 2013 and 2014 tax positions, all open tax years. As of June 30, 2015, the Company had no material unrecognized federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. The Company did not have any material amounts accrued for interest and penalties at June 30, 2015. Interest or penalties on income taxes, if incurred, are recognized on the statement of operations.

NOTE F - RELATED-PARTY TRANSACTIONS

The Company leases equipment on a month-to-month basis from an affiliate related through common ownership. Rent expense under this arrangement for the year ended June 30, 2015, was $97,000, and is included within other operating expenses.

In addition, the Company began leasing building space in November 2006 from the Parent Company on a month-to-month basis. Rent expense under this arrangement for the year ended June 30, 2015, was $115,243, and is included within occupancy and other office expenses on the accompanying statement of operations.

NOTE G - COMMITMENTS, CONTINGENCIES AND GUARANTEES

Clearing Agreement

In conjunction with its agreement with the clearing brokers, the Company has agreed to (1) indemnify and hold the clearing brokers harmless against any loss, liability, damage, claim, cost or expense; and (2) maintain a balance with the brokers of cash and/or securities of not less than $150,000 and $200,000, respectively. Accordingly, the Company is subject to credit risk if the clearing brokers are unable to repay the balance on their accounts.

Financial Instruments with Off-balance Sheet Risk

This agreement provides the clearing brokers with a lien on all cash and cash equivalents, securities and receivables held by the clearing brokers. These liens secure the liabilities and obligations of the Company to the clearing brokers.

At June 30, 2015, the Company had cash of $220,103 on deposit with one of the clearing brokers, and $200,109 of cash with a second clearing broker. These balances are included within cash and cash equivalents on the accompanying statement of financial condition.

In the normal course of business, the Company executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the clearing agreement, the clearing brokers act as the principal in agency transactions. If the agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as

a result, may incur a loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to differences in market values of the securities from their contract amounts.

The Company does not anticipate non-performance by customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the Company may sell securities short, which involves an obligation to purchase such securities at a future date. The Company's risk of loss is normally limited to increases in fair values of uncovered positions. There were no such transactions outstanding at June 30, 2015.

Litigation and Arbitration

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not believe the eventual outcome of any pending litigation in the aggregate will have an additional material adverse effect on the Company's financial statements.

NOTE H - SUBSEQUENT EVENTS

Company management has determined that no additional material events or transactions occurred subsequent to June 30, 2015, and through August 28, 2015, the date Company's financial statements were available for issuance, which would require adjustments to and/or additional disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

Insight Securities, Inc.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE U.S. SECURITIES AND EXCHANGE COMMISSION
June 30, 2015

Stockholder's equity	$466,257
Non-allowable assets	
Other assets	93,575
Petty cash fund	200
Total non-allowable assets	93,775
Net capital	$372,482
Capital requirements	
Minimum net capital	100,000
Net capital in excess of requirement	272,482
Net capital, as above	$372,482
Ratio of aggregate indebtedness to net capital	2.46
Aggregate indebtedness	
Accounts payable, accrued expenses and other liabilities	$916,646

Statement pursuant to Rule 17A-5(d)(4)

No material difference exists between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIa filed for the year ended June 30, 2015.

Insight Securities, Inc.
STATEMENT REGARDING RULE 15c3-3 OF THE U.S. SECURITIES AND EXCHANGE COMMISSION
June 30, 2015

The Company is exempt from Rule 15c3-3 of the U.S. Securities and Exchange Commission under Paragraph (k)(2)(ii) of that rule.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16247

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING *07/01/14* (MM/DD/YY) AND ENDING *06/30/15* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Insight Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Central Avenue, Suite 265

(No. and Street)

Highland Park	***Illinois***	***60035***
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARLOS LEGASPY **(224)-632-4700**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

(Name – *of individual, state last, first, middle name*)

175 West Jackson Boulevard	**Chicago**	**IL**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **CARLOS LEGASPY**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **INSIGHT SECURITIES, INC**, as of **JUNE 30, 2015**, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
MOLLY C KETTLER
Notary Public - State of Illinois
My Commission Expires Jun 4, 2019

Signature

CEO

Title

Molly C. Kettler

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Stockholder's Equity.
- ☐ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the Exemption Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Insight Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Insight Securities, Inc. (a Delaware corporation) (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Chicago, Illinois
August 28, 2015

Insight Securities, Inc.

Exemption Report

For the period from July 1, 2014 to June 30, 2015

We as members of management of Insight Securities, Inc., are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3 (k)*(2)(ii), (the "exemption provisions")* To the best of our knowledge and belief we state the following:

(1) We identified the exemption provisions and (2) we met the identified exemption provisions throughout the period July 1, 2014 to June 30, 2015 without exception.

Carlos Legaspy, President
Insight Securities, Inc.

August 28, 2015
Date

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16247

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING *07/01/14* (MM/DD/YY) AND ENDING *06/30/15* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Insight Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Central Avenue, Suite 265
(No. and Street)

Highland Park	***Illinois***	***60035***
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARLOS LEGASPY **(224)-632-4700**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *of individual, state last, first, middle name*)

175 West Jackson Boulevard	**Chicago**	**IL**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **CARLOS LEGASPY**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **INSIGHT SECURITIES, INC**, as of **JUNE 30, 2015**, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
MOLLY C KETTLER
Notary Public - State of Illinois
My Commission Expires Jun 4, 2019

Molly C. Kettler

Notary Public

Signature

CEO

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Stockholder's Equity.
- ☐ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Insight Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2015, which were agreed to by Insight Securities, Inc. (the Company) and the U.S. Securities and Exchange Commission; Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries posted to the general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
August 28, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended JUNE 30, 2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

016247 FINRA JUN
INSIGHT SECURITIES INC
600 CENTRAL AVE STE 265
HIGHLAND PARK IL 60035-3257

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 26,982

B. Less payment made with SIPC-6 filed (exclude interest) (11,260)
01/30/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 15,722

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 15,722

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 15,722

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

INSIGHT SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

PRESIDENT
(Title)

Dated the 28 day of JULY, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2014
and ending 6/30/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,492,833
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	3,040
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	12,495,873
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	892,854
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	772,818
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	37,470
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,703,142
2d. SIPC Net Operating Revenues	$ 10,792,731
2e. General Assessment @ .0025	$ 26,982
	(to page 1, line 2.A.)